UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            United Energy Corporation
            ---------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   910900 20 8
            ---------------------------------------------------------
                                 (CUSIP Number)

                          Kurzman Karelsen & Frank, LLP
                       230 Park Avenue, New York, NY 10169
                         Attention: Kevin J. Lake, Esq.
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2004
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.





   -----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------ -------------------------------------------------------------------
      1      Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             John J. Holmgren, Sr.
------------ -------------------------------------------------------------------
      2      Check the Appropriate Box if a Member of a Group            (a) [ ]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
      3      SEC Use Only
------------ -------------------------------------------------------------------
      4      Source of Funds (See Instructions)

             Not applicable.
------------ -------------------------------------------------------------------
      5      Check if Disclosure of Legal Proceedings Is Required Pursuant
             to Items 2(d) or 2(e)                                           [ ]
------------ -------------------------------------------------------------------
      6      Citizenship or Place of Organization

             United States of America
------------ ------ ------------------------------------------------------------
               7    Sole Voting Power

                    1,109,000 shares of Common Stock
             ------ ------------------------------------------------------------
  Number of    8    Shared Voting Power
   Shares
Beneficially        0
  Owned by   ------ ------------------------------------------------------------
    Each       9    Sole Dispositive Power
  Reporting
 Person With        1,109,000 shares of Common Stock
             ------ ------------------------------------------------------------
              10    Shared Dispositive Power

                    0
------------ ------ ------------------------------------------------------------
     11      Aggregate Amount Beneficially Owned by Each Reporting Person

             1,109,000 shares of Common Stock
------------ -------------------------------------------------------------------
     12      Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions)                               [ ]
------------ -------------------------------------------------------------------
     13      Percent of Class Represented by Amount in Row (11)

             4.98%
------------ -------------------------------------------------------------------
     14      Type of Reporting Person  (See Instructions)

             IN
------------ -------------------------------------------------------------------

This Amendment to Schedule 13D (this "Amendment") is filed as Amendment No. 2 to the Statement on Schedule 13D dated May 24, 2002 (the "Schedule 13D") filed with the Securities and Exchange Commission by John J. Holmgren, Sr., as amended by Amendment No. 1 thereto ("Amendment No. 1") dated October 5, 2004. This Amendment reflects (i) material changes to the Schedule 13D, as amended, and
(ii) that Mr. Holmgren ceased to be the beneficial owner of more than 5% of the Company's issued and outstanding shares of Common Stock as the result of his disposition of an additional 81,000 shares of the Company's Common Stock as described below. All capitalized terms used but not defined herein shall have the respective meanings given to such terms in the Schedule 13D, as amended. Unless otherwise set forth below, all items set forth in the Schedule 13D, as amended, remain unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

            Not applicable to this Amendment.

Item 4.  Purpose of Transaction.

            Since the date of Amendment No. 1, Mr. Holmgren sold a total of 81,000 shares of the Company's Common Stock through open market sales. Mr. Holmgren intends to monitor his investment in the Company's Common Stock on an on-going basis and reserves the right to purchase additional shares or dispose of additional shares from time to time as conditions appear advantageous to do so. Any strategies that Mr. Holmgren may pursue will depend on a number of factors, including without limitation, (i) current and anticipated future trading prices for the Common Stock, (ii) the financial condition and results of operations of the Company, and (iii) general economic, market and industry conditions.

            Except as described above, Mr. Holmgren does not have any current plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

            (a) Aggregate number of shares and percentage of the Company's
                Common Stock beneficially owned by Mr. Holmgren: 1,109,000 shares of the Company's Common Stock, representing 4.98% of the Company's issued and outstanding shares of Common Stock.

            (b) The number of shares of the Company's Common Stock with respect to which Mr. Holmgren has: Sole Voting Power: 1,109,000 shares; Shared Voting Power: 0; Sole Dispositive Power: 1,109,000; and Shared Dispositive Power: 0.

            (c) Since the date of Amendment No. 1, Mr. Holmgren effected the following dispositions of the Company's Common Stock in open market transactions:

                  (1)  3,000 shares at $1.20 per share on October 7, 2004;
                  (2)  2,000 shares at $1.16 per share on October 8, 2004;
                  (3)  8,000 shares at $1.10 per share on October 8, 2004;
                  (4)  2,000 shares at $1.18 per share on October 12, 2004;
                  (5)  15,000 shares at $1.21 per share on October 12, 2004;
                  (6)  2,000 shares at $1.18 per share on October 13, 2004;
                  (7)  5,000 shares at $1.17 per share on October 14, 2004;
                  (8)  5,000 shares at $1.18 per share on October 14, 2004;
                  (9)  10,000 shares at $1.18 per share on October 15, 2004;
                  (10) 2,000 shares at $1.16 per share on October 18, 2004;
                  (11) 10,000 shares at $1.15 per share on October 18, 2004;
                  (12) 15,000 shares at $1.17 per share on October 18, 2004; and
                  (13) 2,000 shares at $1.16 per share on October 19, 2004.

            (e) The date on which Mr. Holmgren ceased to be the beneficial owner of more than 5% of the class of securities was October 18, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            As indicated in Item 4, above, Mr. Holmgren sold a total of 81,000 shares of the Company's Common Stock through open market sales since the date of Amendment No. 1.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           October 20, 2004
                                           -------------------------------------
                                           Date

                                           /s/ John J. Holmgren, Sr.
                                           -------------------------------------
                                           Signature


                                           John J. Holmgren, Sr.
                                           -------------------------------------
                                           Name / Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).